Filed pursuant to Rule 424(b)(1)
Registration No. 333-174680
Registration No. 333-175193

Clean Diesel Technologies, Inc.

2,725,000 Shares of Common Stock

We are offering 2,645,000 shares of common stock and the selling stockholders named herein are selling an additional 80,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on the NASDAQ Capital Market under the symbol “CDTI.” On June 28, 2011, the last reported sales price for our common stock as quoted on the NASDAQ Capital Market was $4.04 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 11 of this prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus.

	Per Share	Total

Public offering price	$3.75	$10,218,750
Underwriting discounts and commissions(1)	$0.2292	$624,570
Proceeds, before expenses, to us	$3.5208	$9,312,516
Proceeds, before expenses, to the selling stockholders	$3.5208	$281,664

(1)	See the heading entitled “Underwriting” on page 32 of this prospectus for disclosure regarding compensation to the underwriters payable by us and the selling stockholders.

We have granted to the underwriters an option to purchase up to 408,750 additional shares of our common stock to cover over-allotments, if any, within 30 days of the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to purchasers on or about July 5, 2011.

Roth Capital Partners

Maxim Group LLC

The date of this prospectus is June 28, 2011.

You should rely only on the information contained or incorporated by reference in this prospectus and in any free writing prospectus that we have authorized for use in connection with this offering. Neither we, the selling stockholders, nor the underwriters have authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the selling stockholders, nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. Our business, financial condition, results of operations and prospects may have changed since that date.

Some of the industry and market data contained in or incorporated by reference in this prospectus are based on independent industry publications or other publicly available information, while other information is based on our internal sources. Although we believe that each source is reliable as of its respective date, the information contained in such sources has not been independently verified, and neither we nor the underwriters can assure you as to the accuracy or completeness of this information.

As used throughout this prospectus, unless the context otherwise requires, “CDTI” means Clean Diesel Technologies, Inc. and its consolidated subsidiaries on a stand-alone basis prior to the October 15, 2010 business combination with Catalytic Solutions, Inc. We refer to this business combination as the “Merger.” “CSI” means Catalytic Solutions, Inc. and its consolidated subsidiaries prior to the Merger. The terms “Clean Diesel” or the “Company” or “we,” “our” and “us” means Clean Diesel Technologies, Inc. and its consolidated subsidiaries, including CSI after the Merger, unless the context otherwise requires.

All trade names used in this prospectus are either our registered trademarks or trademarks of their respective holders. Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. Mixed Phase Catalyst (MPC®), ARIS® for selective catalytic reduction, and Platinum Plus® fuel-borne catalyst, are some of our registered trademarks. The graphical representation of Purifiertm is one of our trademarks. We also have a number of other registered trademarks, service marks and pending applications relating to our products. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

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SUMMARY

This summary highlights certain information contained elsewhere in this prospectus or incorporated by reference herein. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the risks related to our business and investing in our common stock discussed under “Risk Factors” beginning on page 11 and the other information and documents incorporated by reference into this prospectus, including our consolidated financial statements and related notes thereto.

Overview

We are a leading global manufacturer and distributor of heavy duty diesel and light duty vehicle emissions control systems and products to major automakers and retrofitters. Our business is driven by increasingly stringent global emission standards for internal combustion engines, which are major sources of a variety of harmful pollutants. We operate in two primary divisions: our Heavy Duty Diesel Systems division, which specializes in the design and maintenance of verified exhaust emission control solutions, and our Catalyst division, which produces catalyst formulations to reduce emissions from gasoline, diesel and natural gas combustion engines.

Sales of emission control systems by our Heavy Duty Diesel Systems division are being driven by increased regulation of diesel emissions, particularly in the State of California and Europe’s Low Emission Zones, or LEZs. The U.S. Environmental Protection Agency, or EPA, estimates that more than 11 million diesel engines operating today do not meet its new clean diesel standards. In California, government mandates could lead to the long-term retrofitting of nearly one million diesel vehicles at an estimated cost of over $2 billion, according to the California Air Resources Board, or CARB. According to data received from Transport for London, we believe the London LEZ regulations will require the retrofitting of up to 20,000 heavy duty diesel vehicles through early 2012.

Our Catalyst division primarily serves the light duty vehicle market, where we sell our proprietary, low-platinum group metals advanced catalytic coatings, which accelerate the breakdown of exhaust gasses, to major automaker customers and other original equipment manufacturers, or OEMs, including Honda. Globally, this market is estimated to exceed $7 billion by 2015, according to a report issued by Global Industry Analysts, Inc. We expect growth in this business division to be driven by increased sales to existing customers, acquisition of new customers, and catalyst sales internally to our Heavy Duty Diesel Systems division.

We believe our end markets are continually expanding as the emission standards put in place by the EPA and CARB, as well as those being adopted overseas, require the adoption of more advanced technologies than currently in use. Our heavy duty diesel systems and catalyst products are designed specifically to deal with emissions of nitrogen oxide, which produces smog; particulate matter, or PM (commonly referred to as soot), that contains over 40 known cancer-causing compounds according to CARB; volatile organic compounds, many of which are known to cause adverse health effects; and carbon monoxide, which reduces oxygen delivery within the body.

With over 30 years experience in vehicle emissions control technologies, we believe we offer one of the industry’s most comprehensive portfolios of evaluated and EPA- and CARB-verified systems for use in engine retrofit programs, as well as by regulators in several European countries. Our Heavy Duty Diesel Systems division products include those sold by our Engine Control Systems, or ECS, subsidiary and comprise diesel oxidation catalysts, diesel particulate filters, selective catalytic reduction systems and others for the retrofit and OEM markets. We sell these products directly as well as through our distributor/dealer network. This division also offers our Platinum Plus® range of fuel-borne catalyst solutions to global markets. Our Catalyst division products are based on our proprietary Mixed Phase Catalyst, or MPC® technology, which we have formulated for use in gasoline, diesel and natural gas emissions applications. We view our catalyst products as highly differentiated from competing products because they offer similar or better performance while using little or no platinum group metals. Our Catalyst division has supplied over 10 million catalyst parts to light duty vehicle customers since 1996. We are also expanding the use of our catalyst products within the products of our Heavy Duty Diesel Systems division, which we believe will provide opportunity for margin improvement.

We are headquartered in Ventura, California and have operations in the United States, Canada, the United Kingdom, France, Japan and Sweden as well as an Asian investment. Our proprietary Catalyst division products are manufactured at our facility in Oxnard, California, while our Heavy Duty Diesel Systems division products are manufactured at our facilities in Reno, Nevada; Thornhill, Canada; Malmö, Sweden and South Godstone, United Kingdom.

In the first quarter of 2011, our revenues were $13.8 million, an 11.3% increase compared to the same period in 2010. Revenue in our Heavy Duty Diesel Systems division increased 25.3%, while revenues in our Catalyst division were down slightly.

Market Overview

Regulatory standards have been adopted worldwide to control the emissions of nitrogen oxide, particulate matter, carbon monoxide and carbon dioxide, from on- and off-road internal combustion engine exhaust. Because standards put in place by the EPA, CARB and other international regulators continue to become more restrictive over time, we view the markets for our products as continually expanding. The following table summarizes the current schedule of current and anticipated emission regulations that stimulate the markets for our products:

Market/Application	2010	2011	2012	2013	2014

U.S. on-highway			TRB(1)	TRB(1)	TRB(1), CA LEV III
U.S. off-highway	Tier 4	Tier 4	Tier 4	Tier 4	Tier 4
Europe off-highway		Stage IIIA/IIIB	Stage IIIA/IIIB	Stage IIIB	Stage IV
Europe on-highway	Euro V	Euro V		Euro V/VI	Euro VI
Brazil on-highway	Proconve P5(2) (Euro III)	Proconve P5(2) (Euro III)	Proconve P7 (Euro V)	Proconve L6	Proconve L6
China on-highway		Euro IV	Euro IV/V (proposed)	Euro IV
India on-highway (major cities)	Euro III/IV(3)

Sources: DieselNet; CARB

(1)	CARB Truck and Bus Regulation

(2)	Proconve P6 standards were not implemented; P5 standards remain in effect through 2011

(3)	Euro IV standards are implemented in National Capital Region and 11 noncompliant cities

According to a 2005 EPA study, on-road motor vehicles (cars and trucks) were the largest emitters of nitrogen oxide in the United States, with the second largest contributor being non-road equipment (mostly gasoline and diesel engines). The study also lists on-road vehicles as the second largest source of volatile organic compounds, at 26%, with 19% coming from off-road equipment. According to the same study, on-road vehicles were responsible for 60% of carbon monoxide emissions. Nationwide, three-quarters of carbon monoxide emissions come from on-road motor vehicles and non-road engines, such as boats and construction equipment. The market for catalyst materials to support emission control is estimated to exceed $7 billion by 2015, while we believe the heavy duty diesel retrofit market is expected to grow to several hundred million.

Light duty vehicle regulations

In 1970, the U.S. Congress passed the Clean Air Act, which required a 90% reduction in emissions from new automobiles by 1975, and resulted in the introduction of the first generation catalytic converter. In 1985, EPA mandated stringent emission standards for diesel-fueled trucks and busses to begin in 1991 and 1994. Since that time, emissions regulations have continued to progress toward increasingly stringent control measures in geographic regions that still fail to attain the National Ambient Air Quality Standards. These regions are known as non-attainment areas. Additionally, CARB has put in place even tougher emission standards, and is often seen as a leader by other U.S. states when adopting their own emissions control regulations. Many European countries have been even more aggressive in implementing emissions controls. Although control measures have reduced pollutant emissions per vehicle over the past 20 years, the number of cars and trucks on the road and the miles they are driven have doubled to approximately two trillion miles per year in the United States.

As emissions standards have progressed, light duty vehicle manufacturers have moved to increasingly more advanced emission control technologies. Industry standards call for three-way catalytic converters that allow for simultaneous conversion of the three criteria pollutants: hydrocarbons, carbon monoxide and nitrogen oxide. In late 1998, to address light duty vehicle emissions, CARB adopted the Low Emission Vehicle II, or LEV II, program, which was followed by the EPA’s Tier 2 program. Europe implemented similar regulations under Euro III (effective 2000), Euro IV (effective 2005), and Euro V (effective 2009). We currently supply our catalyst products, featuring our proprietary MPC® technology to OEMs in both the light duty vehicle category (including Honda and Renault), and the heavy duty diesel category (including Cummins and Navistar).

Diesel engine regulations

The EPA has identified reducing emissions from diesel engines as one of the most important air quality challenges facing the United States today. According to the American Lung Association in California, for example, over 90% of California residents live in areas with serious air quality problems, largely due to the transportation sector. Additionally, analysis by the American Lung Association in California shows that vehicles meeting current tailpipe standards will cause $14.5 billion in public health and societal costs annually. In Europe, the World Health Organization estimates that particulate matter claims an average of 8.6 months from the life of every person and that €58-161 billion could be saved if deaths from particulate matter pollution were reduced, noting that diesel combustion contributes 1/3 of total emissions of particulate matter less than 2.5 micrometers in diameter, or PM2.5. To address these issues, policies have been implemented in major markets across the globe that have significantly reduced diesel emissions relative to prior regulations. Increased regulations are expected to further reduce emissions levels.

Regulatory programs driving the market — United States

The EPA has established the National Clean Diesel Campaign in order to promote diesel emission reduction strategies and oversee regulatory programs that address new diesel engines as well as other innovative programs to address the millions of diesel engines already in use. The EPA estimates that more than 20 million diesel engines operating in the United States today fail to meet the new clean diesel standards, yet the engines can operate for 20 to 30 years. Retrofitting of this fleet is estimated by the EPA to cost approximately $7 billion.

In the United States, heavy duty diesel retrofits have been driven primarily by subsidy programs supported under the Diesel Emissions Reduction Act, or DERA, the American Recovery and Reconstruction Act, or ARRA, Proposition 1B in California, the U.S. Department of Transportation’s Congestion Mitigation and Air Quality Improvement, or CMAQ, program, as well as various other state and local programs. The DERA program gave the EPA new grant and loan authority for promoting diesel emission reductions and authorized appropriations to the agency of up to $200 million per year for 2007 through 2011. Congress appropriated funds for the first time under this program in 2008 in the amount of $49.2 million. In addition, $300 million was appropriated under ARRA and $120 million was appropriated for 2009-2010. In several states, the DERA funding has been supplemented by local funds. DERA funding has been removed from the proposed 2012 budget and its inclusion is still being debated in the U.S. Congress. California’s Proposition 1B provided for $1 billion in bond funds for a variety of emission reduction priorities, including heavy duty diesel retrofits. The purpose of the CMAQ program is to fund transportation projects or programs that will contribute to the attainment or maintenance of the national ambient air quality standards, or NAAQS, for ozone, carbon monoxide and particulate matter. Under this program, federal funding for emission reduction has been provided to states at an average of approximately $1.6 billion to $1.8 billion per year between 2005 and 2009. Funding under this program continues.

Several U.S. state, county and city governments have ongoing retrofit programs for on- and off-road diesel engines. As with many environmental issues, California has been a leader in driving increasingly tough emissions standards for heavy duty diesel vehicles. Historically, most retrofitting in California has been done voluntarily with support from grant programs like those outlined above. However, California recently passed the Truck and Bus Regulation, which mandates that all 1996 through 2006 diesel trucks in Class 7 (gross vehicle weight of 26,001-33,000 pounds) and Class 8 (gross vehicle weight greater than 33,000 pounds) be retrofitted with diesel particulate filters, if not so equipped, to meet state emission standards between 2012 and 2016, with 90% required by 2014. We estimate that this rule will require well over 100,000 heavy duty diesel trucks to be replaced or retrofitted. To help accelerate the program, in April 2011, CARB announced an early action compliance credit for trucking fleets. This credit allows truck owners that install a particulate filter by July 1, 2011, or that made a commitment to purchase a particulate filter by May 1, 2011, to delay compliance for a second truck in the fleet until January 1, 2017. We have already begun to see increased activity in our Heavy Duty Diesel Systems division as a result of this program.

Low Emission Zones driving the market — Europe and Asia

In Europe, air quality standards have been set within the European Union. One method being used to address increased air quality standards is the establishment of LEZs, 142 of which are in operation in 8 countries as of December 13, 2010 with others being planned in Europe and Asia. LEZs are areas or roads where vehicles are banned, or charged, if engine emissions exceed a set level. One of the largest and most important LEZs is in London, where approximately 8,000 vehicle emission systems were retrofitted in 2008, of which we believe our systems were used to retrofit approximately 14%. Due to stricter requirements that go into effect January 3, 2012, we believe the London LEZ regulations will require an estimated 20,000 heavy duty diesel vehicles to be retrofitted by early 2012. With the integration of our wholly-owned subsidiary Catalytic Solutions, Inc., or CSI, and our legacy operations, we believe we are well-positioned to capture a larger percentage of this market in the near-term. We anticipate targeting other larger LEZs in the future, including those in Italy and Hong Kong.

We view the U.S. and European legislation, requiring significant reduction in particulate matter and nitrogen oxide emissions from on- and off-road diesel vehicles, as providing an opportunity for growth of both our heavy duty diesel retrofit systems and catalyst products. Catalysts using traditional technology generally require high platinum group metal loadings to comply with these standards, and diesel engine manufacturers are very concerned about the high price of these units. We believe our low-platinum group metals catalyst products are able to effectively address this concern. Additionally, we believe that fleet owners and operators complying with existing on-road legislation and regulations will continue to seek out more cost-effective suppliers for existing retrofit technology applications.

Competitive Strengths

Through persistent technology development, we maintain a broad portfolio of emission control products ranging from catalysts to complete retrofit or OEM systems. We believe that our technologies and products represent a fundamentally different solution, and the following competitive strengths position us as a leading global provider of emission control products and systems:

•	Broad Portfolio of Verified Heavy Duty Diesel Systems. We believe we offer one of the industry’s most comprehensive portfolios of system products that have been evaluated and verified (approved) by the EPA and CARB, as well as regulators in several European countries, for use in engine retrofit programs. Additionally, we have a thorough understanding of the verification process and the demonstrated ability to obtain broad verifications of products for use in the retrofit market.

Current techniques for retrofitting diesel engines to meet emissions standards require the use of several methods, including:

o	Diesel Oxidation Catalyst (“DOC”): Used to break down pollutants in the exhaust stream, turning them into less harmful compounds. When combined with our closed crankcase ventilation system, our AZ PurifierTM and Purimuffler® DOCs can reduce particulate matter by up to 40%. Our line of DOC products also include DZ and EX Purifiertm.

o	Diesel Particulate Filter: Used to remove particulate matter from diesel engine exhaust. Our systems can reduce particulate matter by up to 90%. Our products are sold under the Purifiertm, Purifilter®, Cattrap® and Combifilter® brand names.

o	Selective Catalytic Reduction (“SCR”): An after-treatment process in which urea is injected into the exhaust stream to chemically react with nitrogen oxide to create diatomic nitrogen, carbon dioxide, and water. Our SCR systems reduce up to 90% of nitrogen oxide and can meet EPA 2010 and Euro 6/VI standards.

o	Fuel-Borne Catalyst: Additive carried in the diesel fuel, used to reduce particulate emissions. Our patented Platinum Plus® fuel-borne catalyst is compatible with all diesel fuels and reduces particulate matter by 10% to 25%, while also improving the performance of diesel oxidation catalysts and diesel particulate filters.

o	Urea Injection: Reducing agents (hydrocarbons) are injected into the exhaust stream for applications such as (i) lean nitrogen oxide traps, (ii) catalyzed diesel particulate filter regeneration systems, and (iii) urea injection for selective catalytic reduction. Our patented Advanced Reagent Injection System, or ARIS®, for selective catalytic reduction reduces nitrogen oxide by up to 90%.

o	Enhanced Gas Recirculation (“EGR”): Reduces nitrogen oxide when starting a cold engine and recirculates part of the exhaust gas stream to reduce engine-out nitrogen oxide emissions. Used in combination with SCR to meet the strictest nitrogen oxide reduction criteria. We have patented intellectual property holdings for the design and implementation of EGR/SCR systems and have licensed these patents to several industry providers.

o	Closed Crankcase Ventilation Systems: Assist in elevating the level of exhaust emission reduction by eliminating crankcase emissions. Our closed crankcase ventilation system is a truly closed crankcase ventilation system that effectively eliminates 100% of crankcase emissions at all times.

•	Superior Catalyst Performance. Our proprietary MPC® technology enables us to produce catalytic coatings capable of significantly better catalytic performance than previously available. We have achieved this demonstrated performance advantage by creating a catalyst using unique nanostructures with superior stability under prolonged exposure to high temperatures. This nanostructure technology enables the oxide catalysts in its compounds to resist sintering, or fusing, thereby maintaining a high catalytic surface area. As a result, in heavy duty diesel and automotive applications, our catalyst formulations are able to maintain high levels of performance over time using substantially lower platinum group metals than products previously available.

•	Catalyst Cost Advantage. In the automotive market in particular, where platinum group metal costs represent a large portion of manufacturers’ costs, a significant benefit of our catalyst technology is that it offers performance equal to or exceeding that of competing catalytic coatings with up to a 60% reduction in platinum group metal loadings — platinum, palladium and rhodium. Platinum group metals have become increasingly expensive over the past 15 years due to growing demand and limited supply. In 2010, the average troy ounce costs of platinum group metals were $526 for palladium, $1,609 for platinum and $2,384 for rhodium compared to the base metals used in certain of our catalysts that cost less than $1 per troy ounce.

•	Highly Customizable Catalyst Formulations. Our proprietary MPC® technology is a design approach, as opposed to a single chemical formulation. We have developed this technology since inception as a platform that can be tailored for a range of different industrial catalyst applications. Specifically, our formulations can be tailored in two distinct ways. First, the oxide compounds used in our formulations can be adapted for specific applications by adding to them, or doping them with, a wide range of chemical elements, a process known as tuning. By contrast, the catalyst offerings of our competitors can be tuned only by adjusting the platinum group metal content. Second, we are able to vary the mixtures of our compounds to create customized solutions for specific applications. These two independent design mechanisms allow for customization and optimization for different vehicle platforms within the auto industry, complex heavy duty diesel equipment for OEMs, aftermarket and retrofit markets, and for different applications in the energy sector, such as selective catalytic reduction nitrogen oxide control for industrial and utility boilers, process heaters, gas turbines and generator sets.

•	Proven Durability. Our products and systems have undergone substantial laboratory and field testing by our existing and prospective customers and have demonstrated their durability and reliability in a wide range of applications in actual use for many years. In addition, our products and systems have achieved numerous certifications and match or exceed industry standards. Of particular note, our Catalyst division has supplied over 10 million catalyst parts to light duty vehicle customers since 1996.

•	Compatibility with Existing Manufacturing Infrastructure and Operating Specifications. Catalytic converters using our catalyst products are compatible with existing automotive manufacturing processes as well as specific vehicle operating specifications. There is no need for our customers to change their manufacturing operations, processes, or how their products operate, in order to utilize our proprietary technology. Our heavy duty diesel emission control products and solutions are engineered to each customer’s specific application and designed to deliver custom and industry-leading solutions that meet or exceed environmental mandates.

Strategy

Our strategy is to grow a diversified, vertically-integrated emissions control business. We are focused on certain segments of the light duty vehicle and heavy duty diesel market that will benefit most from our catalyst technology and strengths in the heavy duty diesel systems space. Key elements of our growth strategy include:

•	Vertical integration. We expect to continue to leverage our vertical integration to provide a variety of operational benefits within each of our divisions, including reduced manufacturing and delivery times, lower costs, direct sourcing of raw materials and improved quality control. By leveraging our vertical integration, we believe we can provide significant added value to our customers through our full range of service offerings, including catalyst design and customization, subsystem concept design and application engineering, product prototyping and development, and efficient pre-production, short-run and high-volume manufacturing. Additionally, we expect that our ability to supply our own manufactured catalyst products to our Heavy Duty Diesel Systems division, a capability that is unique in the emission control industry, will help drive improvements in gross margin.

•	Capitalize on growing market for heavy duty diesel systems. We believe the heavy duty diesel market should grow substantially over the next decade as new emission reduction targets for particulate matter and nitrogen oxide reduction are legislated in North America and Europe, and similar legislation is enacted in major countries such as China and India. In the near term, we plan to continue investing in our sales and distribution networks in California and London, where near-term mandates are expected to result in large increases in demand for our heavy duty diesel systems. With a broad array of existing products, new products in the pipeline and the benefit of our catalyst technology, we expect to benefit from this market growth. Our distribution channels include over 100 distributors in the United States and nearly 200 distributors worldwide.

•	Focused growth of catalyst business. Over the last several years, our Catalyst division has made several advances in low-platinum group metal and zero-platinum group metal technology, as well as in the ability to tailor catalyst performance to particular environments. In addition, our catalyst technology has been proven to provide benefit outside the traditional light duty vehicle and gasoline markets such as the heavy duty diesel markets, including through our own Heavy Duty Diesel Systems division. Our Catalyst division intends to focus on gaining more business from existing light duty vehicle customers and on selectively acquiring new customers who value the benefits of our technology. In addition, this division plans to increase its presence in the growing off- and on-road heavy duty diesel catalyst markets through organic growth and key partnerships.

•	Partnerships and acquisitions. Our Heavy Duty Diesel Systems division has been strengthened through the expansion of our North American distribution channel (currently over 120 distributors) and through partnerships with major companies operating in the on-road heavy duty diesel market (e.g., Navistar and PACCAR). We may selectively enter into new partnerships to acquire new technologies or distribution capabilities. In addition, given the fragmented nature of this industry, we will continue to evaluate the acquisition of complementary businesses. Our Catalyst division has an investment in Asia (originally a joint venture, but in which our ownership stake has been reduced to 5%). Through this division, we plan to seek partnerships that may encompass technology sharing, manufacturing or distribution, in order to expand our presence in the heavy duty diesel on- and off-road markets. Opportunities to monetize our intellectual property estate outside these areas may be pursued through sale and licensing or partnerships to maximize the return on our investment.

Company Information

Our principal executive offices are located at 4567 Telephone Road, Suite 206, Ventura, California, 93003 and our telephone number at that location is (805) 639-9458. We maintain an Internet website at www.cdti.com, and information regarding CSI’s operations may be found at www.catsolns.com. Information contained in or accessible through either of these websites does not constitute part of this prospectus.

We are a Delaware corporation formed in 1994 as a wholly-owned subsidiary of Fuel Tech, Inc., a Delaware corporation (formerly known as Fuel-Tech N.V., a Netherlands Antilles limited liability company) (“Fuel Tech”), and were spun off by Fuel Tech in a rights offering in December 1995. Since inception, and as set forth above, we developed a substantial portfolio of patents and related proprietary rights and extensive technological know-how.

We currently conduct our operations primarily through our wholly-owned subsidiary, CSI. CSI is a California corporation formed in 1996, and through its Heavy Duty Diesel Systems division (acquired in December 2007), has over 30 years of experience in the heavy duty diesel systems market and has proven technical and manufacturing competence in the light duty vehicle catalyst market meeting automakers’ most stringent requirements. From November 22, 2006 through the Merger, CSI’s common stock was listed on the AIM of the London Stock Exchange (AIM: CTS and CTSU).

We completed a business combination with CSI on October 15, 2010 when our wholly-owned subsidiary, CDTI Merger Sub, Inc., merged with and into CSI. We refer to this transaction as the “Merger.” On October 15, 2010, prior to the Merger, we also effected a one-for-six reverse stock split. The Merger was accounted for as a reverse acquisition and, as a result, our Company’s (the legal acquirer) consolidated financial statements are now those of CSI (the accounting acquirer), with the assets and liabilities and revenues and expenses of CDTI being included effective from October 15, 2010, the date of the closing of the Merger.

The Offering

Common stock we are offering	2,645,000 shares

Common stock offered by the selling stockholders	80,000 shares

Common stock outstanding immediately after the offering	6,632,812 shares(1)

Use of proceeds	We expect that the net proceeds from the offering, without exercise of the underwriters’ over-allotment option, will be approximately $8.7 million. We intend to use the net proceeds from this offering for working capital and general corporate purposes. We will not receive any proceeds from shares sold by the selling stockholders. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 11 of this prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus for a discussion of factors you should consider before investing in shares of our common stock.

NASDAQ Capital Market symbol	“CDTI”

(1)	The number of shares of our common stock to be outstanding immediately after this offering is based on 3,987,812 shares outstanding as of March 31, 2011. Such number of shares excludes:

•	304,099 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2011 with a weighted average exercise price of $23.75 per share;

•	913,436 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2011 with a weighted average exercise price of $16.59 per share; and

•	393,768 shares of common stock reserved for future issuance under our 1994 Incentive Plan.

The number of shares also does not include 369,853 shares of common stock issuable upon the conversion of secured convertible notes issued on May 6, 2011, which have a conversion price of $7.044 per share.

Unless otherwise indicated, the information in this prospectus reflects and assumes no exercise by the underwriters of their option to purchase up to an additional 408,750 shares of our common stock from us to cover over-allotments, if any.

Entities affiliated with Special Situations Fund have indicated an interest in purchasing up to 2,200,000 shares in the offering. Assuming completion of the offering, they will own approximately 33% of our total outstanding shares (assuming no exercise of the over-allotment option). Because this indication of interest is not a binding agreement or commitment to purchase, these entities may elect not to purchase any shares in this offering, or the underwriters may elect not to sell any shares in this offering to any or all of these entities.

SELECTED FINANCIAL DATA

The following selected financial data has been derived from our audited consolidated financial statements, which for all periods prior to December 31, 2010 reflect the financial statements of CSI, the accounting acquirer in the Merger. For the year ended December 31, 2010 and the quarter ended March 31, 2011, the selected financial data also includes the results of operations of CDTI following the Merger. The statements of operations data relating to the years ended December 31, 2010 and 2009, and the balance sheet data as of December 31, 2010 and 2009 should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements included in our Annual Report on Form 10-K, which is incorporated by reference herein. The statements of operations data relating to the quarters ended March 31, 2011 and 2010, and the balance sheet data as of March 31, 2011 and 2010 should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements included in our Quarterly Report on Form 10-Q, which is incorporated by reference herein. Beginning in the year ended December 31, 2010, we combined “Selling and marketing” and “General and administrative” expenses into “Selling, general and administrative” expenses on our statement of operations and have reclassified prior periods to reflect this presentation. Our historical results are not necessarily indicative of the results to be expected in any future period. All amounts presented herein are expressed in thousands, except share and per-share data, unless otherwise specifically noted.

	For the Year Ended				For the Three Months Ended
	December 31,				March 31,
	2007	2008	2009	2010	2010	2011
	(In thousands, except per share amounts)

STATEMENTS OF OPERATIONS DATA
Revenues
Heavy Duty Diesel Systems division	$342	$27,126	$25,916	$31,161	$7,499	$9,458
Catalyst division	29,792	26,311	25,074	17,726	5,084	4,667
Eliminations	—	(874)	(476)	(770)	(138)	(341)

Total revenues	$30,134	$52,563	$50,514	$48,117	$12,445	$13,784

Gross profit	$3,176	$8,217	$11,967	$12,035	$3,606	$4,007
Gross margin	10.5%	15.6%	23.7%	25.0%	29.0%	29.1%
Selling, general and administrative	11,445	15,776	12,480	11,923	3,037	4,551
Research and development	7,702	8,942	7,257	4,373	988	1,514
In-process research and development(1)	6,635	—	—	—	—	—
Delphi bid(2)	2,668	—	—	—	—	—
Severance expense	—	234	1,429	261	—	—
Recapitalization expense	—	—	1,258	3,247	167	—
Impairment of long-lived assets	—	4,928	—	—	—	—
Gain on sale of intellectual property	—	(5,000)	(2,500)	(3,900)	(3,900)	—

Total operating expenses	28,450	24,880	19,924	15,904	292	6,065

(Loss) income from operations	(25,274)	(16,663)	(7,957)	(3,869)	3,314	(2,058)
Total other expense	1,376	(2,601)	(2,577)	(5,463)	(441)	(40)
Income tax expense (benefit) from continuing operations	16	624	(1,036)	12	206	222

Net loss from continuing operations	(23,914)	(19,888)	(9,498)	(9,344)	2,667	(2,320)
Net income (loss) from discontinued operations	748	(916)	1,522	968	(75)	(3)

Net loss	$(23,166)	$(20,804)	$(7,976)	$(8,376)	$2,592	$(2,323)

	For the Year Ended				For the Three Months Ended
	December 31,				March 31,
	2007	2008	2009	2010	2010	2011
	(In thousands, except per share amounts)

Basic net (loss) income per share:
Net (loss) income from continuing operations	$(47.07)	$(36.16)	$(17.27)	$(7.55)	$4.85	$(0.58)
Net income (loss) from discontinued operations	1.47	(1.67)	2.77	0.78	(0.14)	—

Net (loss) income	$(45.60)	$(37.83)	$(14.50)	$(6.77)	$4.71	$(0.58)

Diluted net (loss) income per share:
Net (loss) income from continuing operations	$(47.07)	$(36.16)	$(17.27)	$(7.55)	$4.83	$(0.58)
Net income (loss) from discontinued operations	1.47	(1.67)	2.77	0.78	(0.13)	—

Net (loss) income	$(45.60)	$(37.83)	$(14.50)	$(6.77)	$4.70	$(0.58)

Weighted average shares outstanding — basic	508	550	550	1,238	550	3,984

Weighted average shares outstanding — diluted	508	550	550	1,238	552	3,984

(1)	In process research and development is related to the acquisition of Engine Control Systems and was expensed at acquisition.

(2)	Delphi bid represents expense incurred in our unsuccessful attempt to acquire Delphi’s catalyst business out of bankruptcy and consists primarily of legal and consulting fees.

	As of December 31,				As of March 31,
	2007	2008	2009	2010	2010	2011
	(In thousands)

BALANCE SHEET DATA
Total current assets	$38,164	$30,806	$18,596	$17,645	$16,197	$15,965
Total assets	$65,739	$49,714	$30,243	$32,648	$27,847	$31,078
Total current liabilities	$13,603	$35,853	$22,949	$14,753	$17,583	$14,314
Total long-term liabilities	$18,029	$2,448	$1,411	$2,552	$1,426	$2,607
Stockholders’ equity	$34,447	$11,413	$5,883	$15,343	$8,838	$14,157
Short-term debt	$408	$17,880	$8,147	$2,431	$6,563	$2,539
Long-term debt	$15,494	$33	$75	$1,456	$68	$1,475

RISK FACTORS

Investing in our common stock involves risks. Before making an investment in our company, you should carefully consider the risk factors set forth below, which contain important information about us and our business. You should also consider any other information included in this prospectus and any prospectus supplement and any other information that we have incorporated by reference. Any of these risks, as well as other risks and uncertainties not known to us or that we believe to be immaterial, could harm our financial condition, results of operations or cash flows. We cannot assure you of a profit or protect you against a loss on the shares of our common stock that you purchase in our company.

Risks Relating to Our Business and Recent Merger

We will need to have additional sources of funding in order to conduct our operations for any reasonable length of time, and no such funding is yet in place or committed, nor do we have any assurances of additional funding.

Although we and certain of our subsidiaries entered into a $7.5 million secured demand facility backed by our receivables and inventory on February 14, 2011 and used a portion of the initial advances under this facility to pay in full the balance of our obligations under the credit facility with Fifth Third Bank, and issued $3.0 million of secured convertible notes on May 6, 2011 to Kanis S.A., we will nevertheless need additional sources of funding in order to conduct our operations for any reasonable length of time. Any such additional funding may be in the form of debt financing or a private or public offering of equity securities. We believe that debt financing would be difficult to obtain because of our limited assets and cash flows as well as current general economic conditions. Any offering of shares of our common stock or of securities convertible into shares of our common stock may result in dilution to our existing stockholders. Our ability to consummate a financing will depend not only on our ability to achieve operating efficiencies and other synergies post-Merger, as well as our success in integrating CDTI’s and CSI’s operations, but also on conditions then prevailing in the relevant capital markets. There can be no assurance that such funding will be available if needed, or on acceptable terms. In the event that we are unable to raise such funds, we may be required to delay, reduce or severely curtail our operations or otherwise impede our on-going business efforts, which could have a material adverse effect on our business, operating results, financial condition and long-term prospects.

Our auditor’s report for the year ended December 31, 2010 includes a “going concern” explanatory paragraph.

The Merger was accounted for as a reverse acquisition and, as a result, our company’s (the legal acquirer) consolidated financial statements are those of CSI (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of CDTI being included effective from the date of the closing of the Merger. As of December 31, 2010, we had an accumulated deficit of approximately $157.7 million, and $160.0 million of accumulated deficit as of March 31, 2011. As a result of recurring losses from operations and the significant amount of accumulated deficit as of December 31, 2010, our auditor’s report for year ended December 31, 2010 includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.” Although the Merger provided some capital to the combined company, we nevertheless require additional capital in order to conduct our operations for any reasonable length of time. In the event that we are unable to raise such funds, we may be required to delay, reduce or severely curtail our operations or otherwise impede our on-going business efforts, which could have a material adverse effect on our business, operating results, financial condition and long-term prospects.

Future growth of our business depends, in part, on the general availability of funding for emissions control programs, as well as enforcement of existing emissions-related environmental regulations and further tightening of emission standards worldwide.

Future growth of our business depends in part on the general availability of funding for emissions control programs, which can be affected for economic as well as political reasons. For example, in light of the recent budget crisis in California, funding was not available for a state-funded emissions control project and its start date was pushed back. A recent budget proposal put forth by the Obama administration did not include funding for the EPA’s diesel emissions reduction act program in fiscal 2012. Funding for these types of emissions control projects drives demand for our projects. If such funding is not available, it can negatively affect our future growth prospects. In addition to funding, we also expect that our future business growth will be driven, in part, by the enforcement of existing emissions-related environmental regulations and tightening of emissions standards worldwide. If such standards do not continue to become stricter or are loosened or are not enforced by governmental authorities due to commercial and business pressure or otherwise, it could have a material adverse effect on our business, operating results, financial condition and long-term prospects.

We have not experienced positive cash flow from our operations, and our ability to achieve positive cash flow from operations, or finance negative cash flow from operations, could depend on reductions in our operating costs, which may not be achievable, or from increased sales, which may not occur.

Both CDTI and CSI historically operated with negative cash flow from operations. Although we have identified areas where economies can be effected, whether or not we will be successful in realizing these cost-savings, as well as when we are able to effect these economies and the overall restructuring costs we will incur cannot be known at this time. In addition, while we have identified revenue opportunities that if realized would positively affect our cash flows, there is no assurance that such opportunities will be realized. All of these will be important factors in determining whether we will have sufficient cash resources available to maintain our operations for any appreciable length of time.

We may not realize all of the anticipated benefits of the Merger.

To be successful after the Merger, we need to combine and integrate the businesses and operations of CDTI and CSI. The combination of two independent companies is a complex, costly and time-consuming process. As a result, we must devote significant management attention and resources to integrating the diverse business practices. The integration process may divert the attention of our executive officers and management from day-to-day operations and disrupt the business of either or both of the companies and, if implemented ineffectively, preclude realization of the expected full benefits of the Merger. We have not completed a merger or acquisition comparable in size or scope to the Merger. Our failure to meet the challenges involved in successfully integrating the operations of CDTI and CSI or otherwise to realize any of the anticipated benefits of the Merger could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. In addition, the overall integration of the two companies may result in unanticipated problems, expenses, liabilities, competitive responses and loss of customer relationships, and may cause our stock price to decline. The difficulties of combining the operations of the companies include, among others:

•	maintaining employee morale and retaining key employees;

•	preserving important strategic and customer relationships;

•	the diversion of management’s attention from ongoing business concerns;

•	coordinating geographically separate organizations;

•	unanticipated issues in integrating information, communications and other systems;

•	coordinating marketing functions;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations; and

•	integrating the cultures of CDTI and CSI.

In addition, even if we are successful in integrating the businesses and operations of CDTI and CSI, we may not fully realize the expected benefits of the Merger, including sales or growth opportunities that were anticipated, within the intended time frame, or at all. Further, because our respective businesses differ, our results of operations and market price of our common stock may be affected by factors different from those existing prior to the Merger and may suffer as a result of the Merger. As a result, we cannot assure you that the combination of the businesses and operations of CDTI and CSI will result in the realization of the full benefits anticipated from the Merger.

The Merger will adversely affect our ability to take advantage of the significant U.S. federal tax loss carryforwards and tax credits accumulated.

We performed a study to evaluate the status of net operating loss carryforwards as a result of the Merger. Because the Merger caused an “ownership change” (as defined for U.S. federal income tax purposes) as of the date of the Merger, our ability to use our net operating losses and credits in future tax years will be significantly limited. In addition, due to the “ownership change,” our federal research and development credits have also been limited and, consequently, we do not anticipate being able to use any of these credits that existed as of the date of the Merger in future tax years. Our limited ability to use these net operating losses and tax credits as a result of the Merger could have an adverse effect on our results of operations.

We have incurred significant expenses as a result of the Merger, and anticipate incurring additional Merger-related expenses, which will reduce the amount of capital available to fund our business.

We have incurred significant expenses relating to the Merger and expect to continue to incur expenses related to the Merger. These expenses include investment banking fees, legal fees, accounting fees, and printing and other costs. There may also be unanticipated costs related to the Merger that we have not yet determined. As a result, we will have less capital available to fund our activities, which could have an adverse effect on our business, financial condition and results of operations.

We will continue to incur significant costs as a result of operating as a public company, and our management may be required to devote substantial time to compliance initiatives.

As a public company, we currently incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Stock Market, have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls as well as mandating certain corporate governance practices. Our management and other personnel devote a substantial amount of time and financial resources to these compliance initiatives.

For example, we have devoted a significant amount of time and attention to bring our financial reporting procedures up to public-company standards so as to allow management to report on our internal control over financial reporting. These include ongoing costs in documenting, evaluating, testing and remediating our internal control procedures and systems as well as engaging consultants and specialists in Sarbanes-Oxley and SEC reporting and hiring additional personnel.

If we fail to staff our accounting and finance function adequately, or maintain internal control systems adequate to meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately or in a timely manner and our business and stock price may suffer. The costs of being a public company, as well as diversion of management’s time and attention, may have a material adverse effect on our future business, financial condition and results of operations.

We have incurred losses in the past and expect to incur losses in the future.

Each of CDTI and CSI has suffered losses from operations since inception. As of December 31, 2010, we had an accumulated deficit of $157.7 million, and $160.0 million of accumulated deficit as of March 31, 2011. Although we expect to realize certain operating synergies from the Merger, we have not yet been able to generate positive cash flow from operations. There can be no assurance that we will achieve or sustain significant revenues, positive cash flows from operations or profitability in the future.

Historically, we have been dependent on a few major customers for a significant portion of our revenue and the revenue could decline if we are unable to maintain or develop relationships with current or potential customers, or if such customers reduce demand for our products.

Historically, each of CDTI and CSI derived a significant portion of its respective revenue from a limited number of customers. Although the Merger provided additional customers to the combined company, for the year ended December 31, 2010, two customers accounted for approximately 32% of our revenue (26% for the quarter ended March 31, 2011). For the year ended December 31, 2009, two customers accounted for approximately 46% of CSI’s revenue and two customers accounted for approximately 26% of CDTI’s revenue. We intend to establish long-term relationships with existing customers and continue to expand our customer base. While we diligently seek to become less dependent on any single customer, it is likely that certain business relationships may result in one or more customers contributing to a significant portion of our revenue in any given year for the foreseeable future. In addition, because our relationships with our customers are based on purchase orders rather than long-term formal supply agreements, we are exposed to the risk of reduced sales if such customers reduce demand for our products. Reduced demand may arise for a variety of reasons over which we have no control, such as slow downs in vehicle production due to economic concerns, or as a result of the effects of natural disasters, including earthquakes and/or tsunamis. The loss of one or more of our significant customers, or reduced demand from one or more of our significant customers, would result in an adverse effect on our revenue, and could affect our ability to become profitable or our ability to continue our business operations.

We have entered into contractual agreements in connection with the sale of certain of our assets, which may expose us to liability for claims for indemnification under such agreements.

In the ordinary course of our business, we have entered into various agreements by which we may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification provisions are included in contracts arising in the normal course of business under which we customarily agree to hold the indemnified party harmless against losses arising from a breach of the contract terms. Payments by us under such indemnification clauses are generally conditioned on the other party making a claim. Such claims are generally subject to challenge by us and to dispute resolution procedures specified in the particular contract. Further, our obligations under these arrangements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties for certain payments made by us. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of our obligations and the unique facts of each particular agreement.

Foreign currency fluctuations could impact financial performance.

Because of our activities in the U.K., Europe, Canada, South Africa and Asia, we are exposed to fluctuations in foreign currency rates. We may manage the risk to such exposure by entering into foreign currency futures and option contracts of which there was one in 2009 and none in 2010. Foreign currency fluctuations may have a significant effect on our operations in the future.

Risks Related to Our Industry

We face constant changes in governmental standards by which our products are evaluated.

We believe that, due to the constant focus on the environment and clean air standards throughout the world, a requirement in the future to adhere to new and more stringent regulations both domestically and abroad is possible as governmental agencies seek to improve standards required for certification of products intended to promote clean air. In the event our products fail to meet these ever-changing standards, some or all of our products may become obsolete.

We face competition and technological advances by competitors.

There is significant competition among companies that provide solutions for pollutant emissions from diesel engines. Several companies market products that compete directly with our products. Other companies offer products that potential customers may consider to be acceptable alternatives to our products and services, including products that are verified by the EPA and/or the CARB or other environmental authorities. We face direct competition from companies with greater financial, technological, manufacturing and personnel resources. Newly developed products could be more effective and cost-efficient than our current or future products. We also face indirect competition from vehicles using alternative fuels, such as methanol, hydrogen, ethanol and electricity.

We depend on intellectual property and the failure to protect our intellectual property could adversely affect our future growth and success.

We rely on patent, trademark and copyright law, trade secret protection, and confidentiality and other agreements with employees, customers, partners and others to protect our intellectual property. However, some of our intellectual property is not covered by any patent or patent application, and, despite precautions, it may be possible for third parties to obtain and use our intellectual property without authorization.

We do not know whether any patents will be issued from pending or future patent applications or whether the scope of the issued patents is sufficiently broad to protect our technologies or processes. Moreover, patent applications and issued patents may be challenged or invalidated. We could incur substantial costs in prosecuting or defending patent infringement suits. Furthermore, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States.

The patents protecting our proprietary technologies expire after a period of time. Currently, our patents have expiration dates ranging from 2011 through 2027. Although we have attempted to incorporate technology from our core patents into specific patented product applications, product designs and packaging to extend the lives of our patents, there can be no assurance that this building block approach will be successful in protecting our proprietary technology. If we are not successful in protecting our proprietary technology, it could have a material adverse effect on our business, financial condition and results of operations.

As part of our confidentiality procedures, we generally have entered into nondisclosure agreements with employees, consultants and corporate partners. We also have attempted to control access to and distribution of our technologies, documentation and other proprietary information. We plan to continue these procedures. Despite these procedures, third parties could copy or otherwise obtain and make unauthorized use of our technologies or independently develop similar technologies. The steps that we have taken and that may occur in the future might not prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect the proprietary rights as fully as in the United States.

There can be no assurance that we will be successful in protecting our proprietary rights. For example, from time to time we have become aware of competing technologies employed by third parties which may be covered by one or more of our patents. In such situations, we may seek to grant licenses to such third parties or seek to stop the infringement, including through the threat of legal action. There is no assurance that we would be successful in negotiating a license agreement on favorable terms, if at all, or able to stop the infringement. Any infringement upon our intellectual property rights could have an adverse effect on our ability to develop and sell commercially competitive systems and components.

If we fail to obtain the right to use the intellectual property rights of others which are necessary to operate our business, our ability to succeed will be adversely affected.

From time to time we may choose to or be required to license technology or intellectual property from third parties in connection with the development of our products. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our results of operations. The inability to obtain a necessary third-party license required for our product offerings or to develop new products and product enhancements could require us to substitute technology of lower quality or performance standards, or of greater cost, either of which could adversely affect our business. If we are not able to obtain licenses from third parties, if necessary, then we may also be subject to litigation to defend against infringement claims from these third parties. Our competitors may be able to obtain licenses or cross-license their technology on better terms than we can, which could put us at a competitive disadvantage. If we are unable to obtain or maintain any third-party license required to develop new products and product enhancements, on favorable terms, our results of operations may be harmed.

If third parties claim that our products infringe upon their intellectual property rights, we may be forced to expend significant financial resources and management time litigating such claims and our operating results could suffer.

Third parties may claim that our products and systems infringe upon third-party patents and other intellectual property rights. Identifying third-party patent rights can be particularly difficult, notably because patent applications are generally not published until up to 18 months after their filing dates. If a competitor were to challenge our patents, or assert that our products or processes infringe their patent or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive product modifications, pay substantial damages or even be forced to cease some operations. Third-party infringement claims, regardless of their outcome, would not only drain financial resources but also divert the time and effort of management and could result in customers or potential customers deferring or limiting their purchase or use of the affected products or services until resolution of the litigation.

Our results may fluctuate due to certain regulatory, marketing and competitive factors over which we have little or no control.

The factors listed below, some of which we cannot control, may cause our revenue and results of operations to fluctuate significantly:

•	Actions taken by regulatory bodies relating to the verification, registration or health effects of our products;

•	The extent to which our Platinum Plus® fuel-borne catalyst and ARIS® nitrogen oxides reduction products obtain market acceptance;

•	The timing and size of customer purchases;

•	Customer concerns about the stability of our business, which could cause them to seek alternatives to our solutions and products; and

•	Increases in raw material costs, particularly platinum group metals and rare earth metals.

Failure of one or more key suppliers to timely deliver could prevent, delay or limit us from supplying products. Delays in delivery times for platinum group metal purchases could also result in losses due to fluctuations in prices. Delays in the delivery times and cost impact of the world-wide shortage of rare earth metals could delay us from supplying products and could result in lower profits.

Due to customer demands, we are required to source critical materials and components such as ceramic substrates from single suppliers. In 2010, three suppliers accounted for over 40% of our raw material purchases. Failure of one or more of the key suppliers to deliver timely could prevent, delay or limit us from supplying products because we would be required to qualify an alternative supplier. For certain products and customers, we are required to purchase platinum group metal materials. As commodities, platinum group metal materials are subject to daily price fluctuations and significant volatility, based on global market conditions. Historically, the cost of platinum group metals used in the manufacturing process has been passed through to the customer. This limits the economic risk of changes in market prices to platinum group metal usage in excess of nominal amounts allowed by the customer. However, going forward there can be no assurance that we will continue to be successful in passing platinum group metal price risk onto our current and future customers to minimize the risk of financial loss. Additionally, platinum group metal material is accounted for as inventory and therefore subject to lower of cost or market adjustments on a regular basis at the end of accounting periods. A drop in market prices relative to the purchase price of platinum group metal could result in a write-down of inventory. Due to the high value of platinum group metal materials, special measures have been taken to secure and insure the inventory. There is a risk that these measures may be inadequate and expose us to financial loss. We utilize rare earth metals in the production of some of our catalysts. Due to a reduction in export from China of these materials, there has been a world-wide shortage, leading to a lack of supply and higher prices. We risk delays in shipment due to this constrained supply and potentially lower margins if we are unable to pass the increased costs on to our customers.

Qualified management, marketing, and sales personnel are difficult to locate, hire and train, and if we cannot attract and retain qualified personnel, it will harm the ability of the business to grow.

Our success depends, in part, on our ability to retain current key personnel, attract and retain future key personnel, additional qualified management, marketing, scientific, and engineering personnel, and develop and maintain relationships with research institutions and other outside consultants. Competition for qualified management, technical, sales and marketing employees is intense. In addition, as we work to integrate personnel following the Merger, some employees might leave the combined company and go to work for competitors. The loss of key personnel or the inability to hire or retain qualified personnel, or the failure to assimilate effectively such personnel could have a material adverse effect on our business, operating results and financial condition.

We may not be able to successfully market new products that are developed or obtain direct or indirect verification or approval of our new products.

Some of our catalyst products and heavy duty diesel systems are still in the development or testing stage with targeted customers. We are developing technologies in these areas that are intended to have a commercial application, however, there is no guarantee that such technologies will actually result in any commercial applications. In addition, we plan to market other emissions reduction devices used in combination with our current products. There are numerous development and verification issues that may preclude the introduction of these products for commercial sale. These proposed operations are subject to all of the risks inherent in a developing business enterprise, including the likelihood of continued operating losses. If we are unable to demonstrate the feasibility of these proposed commercial applications and products or obtain verification or approval for the products from regulatory agencies, we may have to abandon the products or alter our business plan. Such modifications to our business plan will likely delay achievement of revenue milestones and profitability.

Any liability for environmental harm or damages resulting from technical faults or failures of our products could be substantial and could materially adversely affect our business and results of operations.

Customers rely upon our products to meet emissions control standards imposed upon them by government. Failure of our products to meet such standards could expose us to claims from customers. Our products are also integrated into goods used by consumers and therefore a malfunction or the inadequate design of our products could result in product liability claims. Any liability for environmental harm or damages resulting from technical faults or failures could be substantial and could materially adversely affect our business and results of operations. In addition, a well-publicized actual or perceived problem could adversely affect the market’s perception of our products, which would materially impact our financial condition and operating results.

Future growth of our business depends, in part, on market acceptance of our catalyst products, successful verification of our products and retention of our verifications.

While we believe that there exists a viable market for our developing catalyst products, there can be no assurance that such technology will succeed as an alternative to competitors’ existing and new products. The development of a market for the products is affected by many factors, some of which are beyond our control. The adoption cycles of our key customers are lengthy and require extensive interaction with the customer to develop an effective and reliable catalyst for a particular application. While we continue to develop and test products with key customers, there can be no guarantee that all such products will be accepted and commercialized. Our relationships with our customers are based on purchase orders rather than long-term formal supply agreements. Generally, once a catalyst has successfully completed the testing and certification stage for a particular application, it is generally the only catalyst used on that application and therefore unlikely that, unless there are any defects, the customer will try to replace that catalyst with a competing product. However, our customers usually have alternate suppliers for their products and there is no assurance that we will continue to win the business. Also, although we work with our customers to obtain product verifications in accordance with their projected production requirements, there is no guarantee that we will be able to receive all necessary approvals for our catalysts by the time a customer needs such products, or that a customer will not accelerate its requirements. If we are not successful in having verified catalyst products to meet customer requirements, it will have a negative effect on our revenues, which could have a material adverse affect on our results of operations.

If a market fails to develop or develops more slowly than anticipated, we may be unable to recover the costs we will have incurred in the development of our products and may never achieve profitability. In addition, we cannot guarantee that we will continue to develop, manufacture or market our products or components if market conditions do not support the continuation of the product or component.

We believe that it is an essential requirement of the U.S. retrofit market that emissions control products and systems are verified under the EPA and/or CARB protocols to qualify for funding from the EPA and/or CARB programs. Funding for these emissions control products and systems is generally limited to those products and technologies that have already been verified. Verification is also useful for commercial acceptability. Notably, EPA verifications were withdrawn on two of our products in January 2009 because available test results were not accepted by the EPA as meeting new emissions testing requirements for nitrogen dioxide (NO2) measurement. As a general matter, we have no assurance that our products will be verified by the CARB or that such a verification will be acceptable to the EPA. If we are not able to obtain necessary product verifications, it will limit our ability to commercialize such products, which could have a negative effect on our revenues and on our results of operations.

New metal standards, lower environmental limits or stricter regulation for health reasons of platinum or cerium could be adopted and affect use of our products.

New standards or environmental limits on the use of platinum or cerium metal by a governmental agency could adversely affect our ability to use our Platinum Plus® fuel-borne catalyst in some applications. In addition, the CARB requires “multimedia” assessment (air, water, soil) of the fuel-borne catalyst. The EPA could require a “Tier III” test of the Platinum Plus® fuel-borne catalyst at any time to determine additional health effects of platinum or cerium, which tests may involve additional costs beyond our current resources.

Risks Related to this Offering and Our Common Stock

This offering may adversely affect our ability to use our U.S. federal tax loss carryforwards and tax credits accumulated.

As noted above in “Risks Relating to Our Business and Recent Merger — The Merger will adversely affect our ability to take advantage of the significant U.S. federal tax loss carryforwards and tax credits accumulated,” the Merger caused an “ownership change” (as defined for U.S. federal income tax purposes) that significantly limits our ability to use our net operating losses and tax credits in future years. This offering may cause another such “ownership change,” which may further limit our use of our net operating losses and tax credits in future years. These limitations on our ability to use U.S. federal tax loss carryforwards and tax credits may have an adverse effect on our results of operations.

The investors in CSI’s capital raise, who converted their shares of Class B common stock into shares of our common stock in the Merger, collectively hold a large percentage of our outstanding common stock, and, should they choose to act together, will have significant influence over the outcome of corporate actions requiring stockholder approval; such shareholders’ priorities for our business may be different from our other stockholders.

A significant amount of our outstanding common stock is collectively held by the purchasers of CSI’s secured convertible notes in its capital raise (which notes converted into CSI’s Class B common stock and were exchanged for shares of our common stock in the Merger). Accordingly, the investors in CSI’s capital raise, who include the selling stockholders, should they choose to act together, will be able to significantly influence the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, such that the investors in CSI’s capital raise, should they choose to act together, could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders. The interests of the investors in CSI’s capital raise may differ from the interests of our other stockholders.

The price of our common stock may be adversely affected by the sale of a significant number of new common shares.

The sale, or availability for sale, of substantial amounts of our common stock could adversely affect the market price of our common stock and could impair our ability to raise additional working capital through the sale of equity securities. On October 15, 2010, we issued (or reserved for issuance) an aggregate 2,287,872 shares of our common stock and warrants to purchase an additional 666,581 shares of our common stock, each on a post-split basis after eliminating fractional shares, in connection with the Merger. We also issued 109,020 shares and warrants to purchase an additional 166,666 shares of our common stock, each on a post-split basis after eliminating fractional shares, in a Regulation S offering, as well as 32,414 shares and warrants to purchase an additional 14,863 shares, each on a post-split basis after eliminating fractional shares, as compensation for services rendered in connection with the Merger and our Regulation S offering. Resales of these shares by the holders thereof (some of whom received registered shares and some of whom have registration rights or are able to engage in resales under Rule 144), resales of the shares received upon exercise of the warrants, or the sale of additional shares by us in the public market or a private placement to fund our operations, or the perception by the market that these sales could occur, could contribute to downward pressure on the trading price of our stock.

You will suffer immediate and substantial dilution, and the risk of dilution, perceived or actual, may contribute to downward pressure on the trading price of our stock.

The public offering price per share of our common stock is substantially higher than our net tangible book value per common share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. At the public offering price of $3.75 per share, you will incur immediate and substantial dilution in the amount of $2.09 per share.

In addition, we have outstanding convertible notes, warrants and stock options to purchase shares of our common stock, and it is contemplated that additional shares or options to acquire shares of our common stock will be issued for certain employees and others affiliated with our company. The exercise of these securities will result in the issuance of additional shares of our common stock. We may also issue additional shares of our common stock or securities exercisable for or convertible into shares of our common stock, whether in the public market or in a private placement to fund our operations, or as compensation. These issuances, particularly where the exercise price or purchase price is less than the current trading price for our common stock, could be viewed as dilutive to the holders of our common stock. The risk of dilution, perceived or actual, may cause existing stockholders to sell their shares of stock, which would contribute to a decrease in the price of shares of our common stock. In that regard, downward pressure on the trading price of our common stock may also cause investors to engage in short sales, which would further contribute to downward pressure on the trading price of our stock.

There has historically been limited trading volume in, and significant volatility in the price of, our common stock on the NASDAQ Capital Market.

CDTI’s common stock began trading on the NASDAQ Capital Market effective October 3, 2007. Prior to this date, CDTI’s common stock was traded on the OTC Bulletin Board. Historically, the trading volume in our common stock has been relatively limited and a consistently active trading market for our common stock may not develop. The average daily trading volume in CDTI’s common stock on the NASDAQ Capital Market in 2010 prior to the Merger was approximately 5,700 shares (on a pre-split basis). However, in the period immediately following the Merger and the reverse stock split, we experienced significantly higher trading volume than typical for our company. Unusual trading volume in our shares has continued to occur from time to time. For example, in the last three trading days in May 2011, the trading volume in our common stock exceeded four million shares on two consecutive days, and exceeded two million shares on the last trading day of the month, whereas the average trading volume for the first three weeks of May 2011 was 68,280 shares per day.

There has been significant volatility in the market prices of publicly traded shares of emerging growth technology companies, including our shares. During the last two weeks of October 2010 following the Merger and the reverse stock split, the price for a share of our common stock ranged from as low as $3.00 per share to as high as $44.38 per share. On June 28, 2011, the closing price for a share of our common stock was $4.04 per share. Factors such as announcements of technical developments, verifications, establishment of distribution agreements, significant sales orders, changes in governmental regulation and developments in patent or proprietary rights may have a significant effect on the future market price of our common stock. As noted above, there has historically been a low average daily trading volume of our common stock. To the extent this trading pattern continues, the price of our common stock may fluctuate significantly as a result of relatively minor changes in demand for our shares and sales of our stock by holders.

Our management will have broad discretion over the use of the proceeds from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering. We expect to use the net proceeds from this offering for working capital and general corporate purposes. We may fail to use these funds effectively to yield a significant return, or any return, on any investment of these net proceeds and we cannot assure you the proceeds will be used in a manner which you would approve.

We have not paid and do not intend to pay dividends on shares of our common stock.

We have not paid dividends on our common stock since inception, and do not intend to pay any dividends to our stockholders in the foreseeable future. We intend to reinvest earnings, if any, in the development and expansion of our business.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including documents incorporated by reference into this document, contains information considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor provided by Section 27A and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements, which may be expressed in a variety of ways, including the use of future or present tense language, relate to, among other things: statements about our future results, the prospects of the combined company, and our plans, objectives and strategies. These forward-looking statements are based on assumptions that involve risks and uncertainties and that are subject to change based on various important factors (some of which are beyond our control), including those factors described under “Risk Factors” elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. Actual results may differ materially from those expressed or implied as a result of these risks and uncertainties. All forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update any statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus, in the case of forward-looking statements contained in this prospectus, or the dates of the documents incorporated by reference into this prospectus, in the case of forward-looking statements made in those incorporated documents.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $8.7 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive additional net proceeds of $1.4 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds from this offering for working capital and general corporate purposes.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, which are estimated to be approximately $0.3 million, after deducting the estimated underwriting discounts and commissions.

DIVIDEND POLICY

We plan to retain any earnings for the foreseeable future for our operations. We have never paid any dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant. In addition, our credit facility restricts our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2011 on:

•	an actual basis; and

•	an as-adjusted basis to also give effect to the sale by us of 2,645,000 shares of our common stock in this offering at the public offering price of $3.75 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto incorporated by reference into this prospectus.

	Actual	As Adjusted
	(In thousands)

Cash and cash equivalents	$1,245	$9,978

Current and long-term debt	4,014	4,014
Common stock warrant liability	766	766
Stockholders’ equity:
Preferred stock, par value $0.01 per share: authorized 100,000; no shares issued and outstanding, actual and as-adjusted	—	—
Common stock, par value $0.01 per share: authorized 12,000,000; issued and outstanding 3,987,812, actual; and 6,632,812 shares outstanding, as adjusted	40	66
Additional paid-in capital	173,848	182,555
Accumulated other comprehensive income	312	312
Accumulated deficit	(160,043)	(160,043)

Total stockholders’ equity	14,157	22,890

Total capitalization	$18,937	$27,670

The table above does not include:

•	304,099 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2011 with a weighted average exercise price of $23.75 per share;

•	913,436 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2011 with a weighted average exercise price of $16.59 per share;

•	393,768 shares of common stock reserved for future issuance under our 1994 Incentive Plan; and

•	408,750 additional shares of common stock subject to the underwriters’ over-allotment option.

The table above also does not reflect 369,853 shares of common stock issuable upon the conversion of secured convertible notes issued on May 6, 2011, which have a conversion price of $7.044 per share.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the public offering price per share and the as adjusted net tangible book value per share after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in the as adjusted net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after the consummation of this offering.

As of March 31, 2011, our historical net tangible book value was approximately $2.3 million, or $0.58 per share. After giving effect to the sale by us of the 2,645,000 shares of our common stock in this offering at the public offering price of $3.75 per share, less underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2011 would have been approximately $11.0 million, or approximately $1.66 per share. This represents an immediate increase in net tangible book value of $1.08 per share to existing stockholders and an immediate dilution in net tangible book value of $2.09 per share to investors in the shares of common stock offered in this offering. The following table illustrates this per share dilution:

Public offering price per share		$3.75
Historical net tangible book value per share as of March 31, 2011	$0.58
Increase in net tangible book value per share attributable to this offering	1.08

As adjusted net tangible book value per share after this offering		$1.66

Dilution per share to new investors		$2.09

The discussion and table above exclude:

•	304,099 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2011 with a weighted average exercise price of $23.75 per share;

•	913,436 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2011 with a weighted average exercise price of $16.59 per share;

•	393,768 shares of common stock reserved for future issuance under our 1994 Incentive Plan; and

•	408,750 additional shares of common stock subject to the underwriters’ over-allotment option.

The discussion above also excludes 369,853 shares of common stock issuable upon the conversion of secured convertible notes issued on May 6, 2011, which have a conversion price of $7.044 per share.

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership Information

The following table sets forth information known to us regarding the beneficial ownership of common stock as of June 10, 2011 by: (i) each of the selling stockholders, (ii) each person known to Clean Diesel to beneficially own more than 5% of its outstanding shares of common stock at such date; (iii) each of Clean Diesel’s Directors (including all nominees for Director) at such date; (iv) Clean Diesel’s “Named Executive Officers”; and (v) all Directors and executive officers as a group at such date.

	Number of	Percentage	Number of	Number	Percentage
	Shares	Beneficially	Shares	of Shares	Beneficially
	Before the	Owned Before	Offered	After the	Owned After
Beneficial Owner Name and Address(1)	Offering(2)	the Offering(3)	Hereby	Offering(2)	the Offering(3)

Selling Stockholders:
RockPort Capital Partners, L.P.(4)	416,073	10.3%	72,800	343,273	5.1%
RP Co-Investment Fund I, L.P.(5)	41,950	1.0%	7,200	34,750	*
Five Percent or More Beneficial Owners:
Cycad Group LLC(6)	407,475	10.1%	—	407,475	6.1%
John A. Kanis(7)	398,722	9.6%	—	398,722	5.9%
Directors:
Charles F. Call(8)	62,784	1.5%	—	62,784	*
Bernard H. “Bud” Cherry(9)	24,594	*	—	24,594	*
Alexander “Hap” Ellis III(10)	3,750	*	—	3,750	*
Charles R. Engles, Ph.D.(11)	27,804	*	—	27,804	*
Derek R. Gray(12)	66,199	1.6%	—	66,199	*
Mungo Park(13)	98,355	2.4%	—	98,355	1.5%
Named Executive Officers:
Michael L. Asmussen	—	*	—	—	*
Charles W. Grinnell(14)	10,048	*	—	10,048	*
Timothy Rogers(15)	11,786	*	—	11,786	*
Daniel K. Skelton, Ph.D.(16)	8,410	*	—	8,410	*
Executive Officers:
Stephen J. Golden, Ph.D.(17)	24,883	*	—	24,883	*
Christopher J. Harris(18)	6,250	*	—	6,250	*
Nikhil A. Mehta(19)	9,500	*	—	9,500	*
David E. Shea(20)	2,500	*	—	2,500	*
All Current Directors and Officers as a Group (11 persons)(21)	335,029	7.9%	—	335,029	4.9%
* less than 1%

(1)	The address of RockPort Capital Partners is 160 Federal Street, 18th Floor, Boston, Massachusetts 02110; the address of Cycad Group LLC is 6187 Carpinteria Avenue, Suite 300, Carpinteria, California 93014; the address of John A. Kanis is c/o Kanis, S.A., 82 Z Portland Place, London W1B 1NS, England; the address of the Directors, Named Executive Officers and Executive Officers is c/o Clean Diesel Technologies, Inc., 4567 Telephone Road, Suite 206, Ventura, California 93003.

(2)	To our knowledge, unless otherwise indicated in the footnotes to this table, we believe that each of the persons named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable (or other beneficial ownership shared with a spouse) and the information contained in this table and these notes.

Beneficial ownership has been determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as beneficially owned all shares that a person would receive upon exercise of stock options or warrants held by that person that are immediately exercisable or exercisable within 60 days of the determination date, which is June 10, 2011 for this purpose. Such shares are deemed to be outstanding for the purpose of computing the number of shares beneficially owned and the percentage ownership of the person holding such options or warrants, but these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	The percentage of Clean Diesel beneficially owned is based on 4,008,987 shares of Clean Diesel common stock issued and outstanding on June 10, 2011 and assumes no exercise of the underwriters’ over allotment option.

(4)	As reflected in the Schedule 13D filed on October 22, 2010 by Rockport Capital Partners, L.P., Alexander “Hap” Ellis, III, Janet B. James, William E. James, Charles J. McDermott, David J. Prend and Stoddard M. Wilson, as the sole managing members of RockPort Capital I LLC, which is the general partner of RockPort Capital Partners, L.P., share voting and investment power over the shares listed above. Beneficial ownership includes 375,853 shares held directly and warrants to acquire 40,220 shares at $7.92 per share. Mr. Ellis has been a member of our Board of Directors since the effective time of the Merger and, prior to the Merger, was a member of the Board of Directors of CSI.

(5)	As reflected in the Schedule 13D filed on October 22, 2010 by RP Co-Investment Fund I, L.P., Alexander “Hap” Ellis, III Janet B. James, William E. James, Charles J. McDermott, David J. Prend and Stoddard M. Wilson, as the sole managing members of RP Co-Investment Fund I GP, LLC, which is the general partner of RP Co-Investment Fund I, L.P., share voting and investment power over the shares listed above. Beneficial ownership includes 26,842 shares held directly and warrants to acquire 15,108 shares at $7.92 per share. Mr. Ellis has been a member of our Board of Directors since the effective time of the Merger and, prior to the Merger, was a member of the Board of Directors of CSI.

(6)	As reflected in the Schedule 13G filed on October 22, 2010 by Cycad Group LLC, K. Leonard Judson and Paul F. Glenn share voting and investment power over the shares listed above. Beneficial ownership includes 369,472 shares held directly, warrants to acquire 28,144 shares at $7.92 per share and warrants to acquire 9,859 shares at $2.79 per share. Beneficial ownership does not reflect warrants to acquire an additional 8,607 shares at $7.92 per share, which warrants are issuable upon the exercise in full of the warrants to acquire 9,859 shares.

(7)	As reflected in the Schedule 13G filed on February 3, 2011 by Kanis S.A. and John A. Kanis, includes 266,548 shares of common stock and warrants to acquire 128,707 shares of common stock held by Kanis S.A. Does not include warrant to acquire 25,000 shares of common stock held by Kanis S.A. that is not currently exercisable. Does not include 369,853 shares issuable upon conversion of convertible note to be issued pursuant to a Subordinated Convertible Notes Commitment Letter dated April 11, 2011. John A. Kanis is the sole stockholder of Kanis S.A. and controls the voting and investment decisions of Kanis S.A.; accordingly, John A. Kanis may be deemed to share beneficial ownership of all shares of common stock beneficially owned by Kanis S.A.

(8)	For Mr. Call, includes warrants to acquire 137 shares at $7.92 per share and 62,480 shares subject to options exercisable within 60 days.

(9)	For Mr. Cherry, includes warrants to acquire 9,380 shares at $7.92 per share and 3,750 shares subject to options exercisable within 60 days.

(10)	For Mr. Ellis, reflects 3,750 shares subject to options exercisable within 60 days. Mr. Ellis disclaims beneficial ownership of shares beneficially owned by RockPort Capital Partners except to the extent of his pecuniary interest in such shares.

(11)	For Dr. Engles, includes warrants to acquire 10,825 shares at $7.92 per share and 3,750 shares subject to options exercisable within 60 days.

(12)	For Mr. Gray, includes warrants to acquire 13,457 shares at $7.92 per share and 14,830 shares subject to options exercisable within 60 days.

(13)	For Mr. Park, includes 32,414 shares and warrants to acquire 62,191 shares at a weighted average price of $53.98 per share, which are held by Innovator Capital Limited. Mr. Park is a principal of Innovator Capital

Limited and may be deemed to beneficially own shares held by Innovator Capital Limited. Also includes 3,750 shares subject to options exercisable within 60 days.

(14)	For Mr. Grinnell, includes 9,330 shares subject to options exercisable within 60 days.

(15)	For Mr. Rogers, includes 11,720 shares subject to options exercisable within 60 days.

(16)	For Dr. Skelton, includes 8,022 shares subject to options exercisable within 60 days.

(17)	For Dr. Golden, includes warrants to acquire 8,327 shares at $7.92 per share and 8,000 shares subject to options exercisable within 60 days.

(18)	For Mr. Harris, reflects 6,250 shares subject to options exercisable within 60 days.

(19)	For Mr. Mehta, reflects 9,500 shares subject to options exercisable within 60 days.

(20)	For Mr. Shea, reflects 2,500 shares subject to options exercisable within 60 days.

(21)	Includes warrants to acquire 104,317 shares and 126,582 shares issuable upon exercise of stock options.

Selling Stockholder Information

The selling stockholders, RockPort Capital Partners, L.P. and RP Co-Investment Fund I, L.P., are parties to that certain Registration Rights Agreement dated October 15, 2010, as amended, which is filed as an Exhibit to the registration statement of which this prospectus forms a part. The selling stockholders have waived certain of their rights under the Registration Rights Agreement, including their right to require that the number of shares being sold by the selling stockholders in this offering is not less than 20% of the aggregate number of shares of common stock offered hereby. The selling stockholders have agreed to limit their participation in this offering to an amount determined by the Company in its sole discretion.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this prospectus. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. This discussion is not a complete analysis of all of the potential U.S. federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws or any other U.S. federal tax laws. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock by a non-U.S. holder, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation:

•	U.S. expatriates or former long-term residents of the United States;

•	partnerships or other pass-through entities classified as a partnership for U.S. federal income tax purposes;

•	real estate investment trusts;

•	regulated investment companies;

•	“controlled foreign corporations,” “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, insurance companies or other financial institutions;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	persons subject to the alternative minimum tax; or

•	persons holding our common stock as part of a hedging or conversion transaction, straddle or a constructive sale or other risk-reduction strategy.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS AND TAX TREATIES.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is neither a “U.S. person” nor a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) the administration of which is subject to the primary supervision of a U.S. court and all substantial decisions of which are controlled by one or more U.S. persons or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A partnership for U.S. federal income tax purposes is not subject to income tax on income derived from holding our common stock. A partner of the partnership who is a non-U.S. Holder may be subject to U.S. federal income tax on such income under rules similar to the rules for non-U.S. Holders discussed herein depending on whether the partnership is or is not engaged in a U.S. trade or business to which income or gain from our common stock is effectively connected. Non-U.S. holders who are partners of a partnership acquiring our common stock, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of our common stock.

Distributions on Our Common Stock

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a non-U.S. holder’s tax basis in its shares will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “— Gain on Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but who qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty. If a non-U.S. holder holds our common stock in connection with such holder’s conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the U.S., the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met; or

•	our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes during the relevant statutory period.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. Further, non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of their effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders are urged to consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

A gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our non-U.S. real property interests, there can be no assurance that we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, a gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to tax if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition of the stock or the non-U.S. holder’s holding period for such stock. We expect our common stock to be “regularly traded” on an established securities market, although we cannot guarantee it will be so traded. If a gain on the sale or other taxable disposition of our stock were subject to taxation under the third bullet point above, the non-U.S. holder would be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. person (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or if withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, will not apply to distribution payments to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, as applicable, and satisfying certain other requirements. Notwithstanding the foregoing, backup withholding may apply if either we have or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Unless a non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with, and the non-U.S. holder may be subject to backup withholding on the proceeds from, a sale or other disposition of our common stock. The certification procedures described in the above paragraph will satisfy these certification requirements as well. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Backup withholding and information reporting rules are complex. Non-U.S. holders are urged to consult their tax advisors regarding the application of these rules to them.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

The foregoing discussion of U.S. federal income tax considerations is for general information purposes only and is not tax or legal advice. Accordingly, you should consult your own tax advisor as to the particular tax consequences to you of purchasing, owning and disposing of our common stock, including the applicability and effect of any U.S. federal, state or local or non-U.S. tax laws, and of any changes or proposed changes in applicable law.

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement, dated June 28, 2011, by and among us, the selling stockholders and Roth Capital Partners, LLC, or Roth, as representative of the underwriters named below, the underwriters have agreed to purchase from us and the selling stockholders, and we and the selling stockholders have agreed to sell to the underwriters the number of shares of our common stock set forth in the table below:

Number of
Underwriter	Shares

Roth Capital Partners LLC	2,588,750
Maxim Group LLC	136,250

Total	2,725,000

The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares being offered to the public is subject to certain conditions and the underwriters are obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or other indemnified parties may be required to make in respect of any such liabilities.

Commissions and Expenses

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders, as the case may be. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

		Total
		Without	With
	Per Share	Over-Allotment	Over-Allotment

Underwriting discount and commissions(1)	$0.2292	$624,570	$718,256
Proceeds, before expenses, to us(2)	$3.5208	$9,312,516	$10,751,643
Proceeds to the selling stockholders	$3.5208	$281,664	$281,664

(1)	In addition, we have agreed to reimburse the underwriters for non-accountable expenses incurred in connection with this offering in an amount equal to 1.5% of the gross proceeds of the offering, or approximately $153,281 assuming no exercise of the underwriters’ over-allotment option and $176,273 if the underwriters exercise their over-allotment option in full.

(2)	Excludes amounts payable by us as described in note 1 above.

In addition, we have agreed to reimburse the underwriters for certain out-of-pocket expenses incurred by them up to an aggregate of $25,000 with respect to this offering, even in the event the offering is not consummated.

We and the selling stockholders have agreed to sell the shares at the offering price less the underwriting discount set forth on the cover page of this prospectus. Neither we nor the selling stockholders can be sure that the offering price will correspond to the price at which our common stock will trade following this offering.

At the closing of this offering, the underwriters will receive warrants to purchase in the aggregate a number of shares of our common stock equal to 2.0% of the shares of common stock issued in the offering. The warrants will have a term of not greater than five years from the effectiveness date in compliance with FINRA Rule 5110(f)(2)(H)(i), have an exercise price equal to 120% of the public offering price of the common stock and, in accordance with FINRA Rule 5110(g)(1), may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such warrant by any person for a period of 180 days immediately following the effective date of the registration statement, except as provided in FINRA Rule 5110(g)(2).

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 408,750 additional shares from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount and non-accountable expense reimbursement of 1.5% of the gross proceeds from the sale of such additional securities.

Lock-Up Agreements

Our executive officers, directors and the selling stockholders have agreed to a 90-day “lock-up” from the date of this prospectus relating to shares of our common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding options and options which may be issued. This means that, for a period of 90 days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of Roth, subject to certain exceptions. The lock-up period described in the preceding sentence will be extended if (1) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the initial lock-up period, in which case the lock-up period automatically will be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Roth waives, in writing, such extension.

In addition, the underwriting agreement provides that we will not, for a period of 90 days following the date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of Roth.

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.

•	Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our common stock. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their respective affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliates of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

The underwriters or their affiliates may engage in transactions with, and may perform, from time to time, investment banking and advisory services for us in the ordinary course of their business and for which they would receive customary fees and expenses. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

MARKET PRICE AND OTHER SHAREHOLDER INFORMATION

Market Information

Our common stock is traded on the NASDAQ Capital Market under the symbol “CDTI.” For a twenty-trading day period immediately following the Merger and the one-for-six reverse stock split, both of which took effect October 15, 2010, it temporarily traded under the symbol “CDTID” in accordance with NASDAQ’s rules.

The following table sets forth the high and low trading prices of our common stock on the NASDAQ Capital Market for each of the periods listed. Prices indicated below with respect to our share price include inter-dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions. Periods prior to and including October 15, 2010 have been restated to reflect the one-for-six reverse stock split that took effect October 15, 2010 after the end of trading.

	NASDAQ Capital Market
	High	Low

2009
1st Quarter	$18.30	$6.00
2nd Quarter	$15.00	$8.46
3rd Quarter	$13.20	$7.50
4th Quarter	$13.38	$8.40
2010
1st Quarter	$13.32	$8.70
2nd Quarter	$10.68	$5.70
3rd Quarter	$8.52	$4.08
4th Quarter	$44.38	$3.00
2011
1st Quarter	$11.69	$5.16
2nd Quarter (through June 28th)	$11.20	$3.61

On June 28, 2011, the last reported sale price for our common stock as quoted on the NASDAQ Capital Market was $4.04 per share.

Holders

At May 27, 2011, there were 316 holders of record of our common stock, which excludes stockholders whose shares were held by brokerage firms, depositories and other institutional firms in “street name” for their customers.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Reed Smith LLP. Latham & Watkins LLP is representing the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Clean Diesel Technologies, Inc. as of December 31, 2010 and 2009, and for the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2010 consolidated financial statements contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has an accumulated deficit that raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available at the SEC’s website at www.sec.gov. We maintain a website at www.cdti.com and information regarding CSI’s operations may be found at www.catsolns.com. Information contained in or accessible through either website is not and should not be considered a part of this prospectus and you should not rely on that information in deciding whether to invest in our common stock, unless that information is also in or incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it into our registration statement on Form S-1 of which this prospectus is a part, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus.

We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on March 31, 2011;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 13, 2011;

•	our Current Reports on Form 8-K filed with the SEC on January 5, 2011, January 11, 2011, January 20, 2011, February 16, 2011, March 10, 2011, March 22, 2011 (both), April 13, 2011, May 9, 2011 and June 13, 2011 (other than portions of those documents designated as “furnished”);

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 25, 2011; and

•	the description of Clean Diesel common stock contained in our Registration Statement on Form 8-A filed on September 27, 2007, as that description may be updated from time to time.

You may request a copy of these filings incorporated by reference in this prospectus, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning us at the following address and telephone number:

CLEAN DIESEL TECHNOLOGIES, INC.
4567 Telephone Road, Suite 206
Ventura, California 93003
Attention: Investor Relations
(805) 639-9458

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement.

Clean Diesel Technologies, Inc.

2,725,000 Shares of Common Stock

PROSPECTUS

Roth Capital Partners

Maxim Group LLC

June 28, 2011